Filed Pursuant to Rule 433

Registration Statement No. 333-227190

Final Term Sheet, dated May 28, 2020 relating to

Preliminary Prospectus Supplement, dated May 28, 2020 to

Prospectus, dated September 5, 2018

Brighthouse Financial, Inc.

$115,000,000 5.625% Senior Notes due 2030

Pricing Term Sheet

May 28, 2020

The information in this final term sheet relates to the offering of the securities specified herein and should be read together with the preliminary prospectus supplement, dated May 28, 2020 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying prospectus, dated September 5, 2018. This final term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Brighthouse Financial, Inc. (“Issuer”)

Securities:	5.625% Senior Notes due 2030 (the “Notes”)

Security Type:	Senior Unsecured Notes

Aggregate Principal Amount:	$115,000,000 (Notes having terms identical to the Notes in an aggregate principal amount of $500,000,000 that were previously issued by the Issuer (the “Original Notes”), together with the Notes, will be part of a single series. The Notes will have identical terms (other than the issue date) as, be fungible with and be treated as a single series of senior debt securities with the Original Notes.)

Expected Ratings*:	Moody’s: Baa3 / S&P: BBB+ / Fitch: BBB

Trade Date:	May 28, 2020

Settlement Date**:	June 2, 2020 (T+3)

Interest Payment Dates:	Semi-annually, on the 15th day of each May and November, commencing November 15, 2020

Maturity Date:	May 15, 2030

Public Offering Price:	103.186% of the principal amount, plus accrued interest from May 15, 2020 to but excluding the date of delivery of the Notes

Underwriting Discount:	0.650%

Net Proceeds (after Underwriting Discount and before Expenses) to the Issuer:	$117,916,400, plus accrued interest from May 15, 2020 to but excluding the date of delivery of the Notes in the amount of $305,468.75

Coupon:	5.625%

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price / Yield:	99-08 / 0.703%

Re-offer Spread to Benchmark Treasury:	450 bps

Yield to Maturity:	5.203%

Optional Redemption:

The Issuer may elect to redeem the Notes:

•  in whole or in part on or after February 15, 2030 (three months prior to their maturity date) at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption;

•  in whole or in part prior to February 15, 2030 (three months prior to their maturity date) at the greater of (i) their principal amount and (ii) a “make-whole” price calculated based on the sum of the present values of the remaining scheduled payments of principal and interest to the stated maturity date on the Notes to be redeemed (which present values are determined by discounting such principal and interest based on the applicable treasury rate plus 50 basis points), plus, in each case, accrued and unpaid interest to, but excluding, the date of redemption.

In addition, the Issuer may redeem the Notes in whole, but not in part, if as a result of any change in the laws of a relevant taxing jurisdiction, the Issuer would be obligated to pay additional amounts, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption.

Day Count Convention:	30/360

CUSIP / ISIN:	10922NAG8 / US10922NAG88

Joint Book-Running Managers:

BofA Securities, Inc.

Goldman Sachs & Co. LLC

Wells Fargo Securities, LLC

Barclays Capital Inc.

J.P. Morgan Securities LLC

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. American Veterans Group, PBC

* The rating of the Notes should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

** We expect that delivery of the Notes will be made against payment therefor on or about June 2, 2020, which is the third business day following the date of this pricing term sheet (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes earlier than the second business day before June 2, 2020 will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents free of charge by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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